As filed with the Securities and Exchange Commission on July 3, 2003
                                                   Registration No. 333-106207

===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                _______________


                                   KFX INC.
            (Exact Name of Registrant as Specified in Its Charter)


        Delaware                                           84-1079971
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)


                                                             Theodore Venners
  3300 East First Avenue, Suite 290                 3300 East First Avenue, Suite 290
    Denver, Colorado 80206                               Denver, Colorado 80206
     (303) 293-2992                                         (303) 293-2992
(Address, including zip code, and telephone   (Name, address, including zip code, and telephone
number, including area code, of                number, including area code, of agent for service)
registrant's principal executive
offices)


                                   copy to:

                            Phyllis G. Korff, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               _______________


                        CALCULATION OF REGISTRATION FEE

                                                                 Proposed Maximum     Proposed Maximum
    Title of Each Class of                    Amount to be       Offering Price      Aggregate Offering       Amount of
 Securities to be Registered                  Registered(1)      per Unit(2)             Price           Registration Fee (3)
----------------------------                  -------------      ----------------    -----------------   -------------------
Common Stock, $0.001 par value per share       1,986,679             $3.80              $7,549,380              $5.26


(1) Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average ($3.80) of the high and low prices ($3.89 and $3.71, respectively) for a share of common stock as reported on the American Stock Exchange on July 1, 2003.

(3) Does not include the $688.34 registration fee previously paid by the Registrant upon the initial filing of the Registration
           Statement on June 17, 2003 for the registration of 1,969,553 shares of common stock. Such portion of the registration fee was calculated based on a proposed maximum offering price per share of $4.32, based on the average of the high and low sales prices for a share of common stock as reported on the American Stock Exchange on June 12, 2003, and a proposed maximum aggregate offering price of $8,508,469. Pursuant to Rule 457(a), no additional registration fee is being paid with respect to such 1,969,553 shares.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[FLAG]

This preliminary prospectus is not complete and may be changed. These shares may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these shares in any jurisdiction where the offer or sale is not permitted.




                   SUBJECT TO COMPLETION, DATED JULY 3, 2003

PROSPECTUS

                                   KFx Inc.

                       1,986,679 Shares of Common Stock


         This prospectus relates to 1,986,679 shares of common stock, $.001 par value per share, of KFx Inc., a Delaware corporation, which may be offered from time to time by the selling stockholders named herein. The shares include up to 1,921,553 shares of common stock issuable upon the exercise of warrants and 65,126 shares of common stock. We have agreed with the selling stockholders that we will pay all expenses incident to the registration of the common stock under the Securities Act of 1933, as amended.

         The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" beginning on page 13.

         The common stock is listed for trading on the American Stock Exchange under the symbol "KFX." On July 1, 2003, the last reported sale price of the common stock was $3.74 per share.

         Our corporate offices are located at 3300 East First Avenue, Suite 290, Denver, Colorado 80206. Our telephone number is (303) 293-2992.

                                _______________

         Investing in our common stock involves substantial risks. See the section entitled "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                                _______________



                The date of this prospectus is June   , 2003

                               TABLE OF CONTENTS


                                                                        Page
Section Title                                                          Number
-------------                                                          ------
Forward-Looking Statements.........................................       2
Risk Factors.......................................................       3
KFx Inc............................................................       10
Use of Proceeds....................................................      11
Selling Stockholders...............................................      11
Plan of Distribution...............................................      14
Legal Matters......................................................      14
Experts............................................................      14
Incorporation of Documents by Reference............................      15
Where You Can Find More Information................................      15

                                _______________

References in this prospectus to "KFx," "we," "us" or "our" refer to KFx Inc.


         You should rely only on the information incorporated by reference or provided in this prospectus and its supplement(s). We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.


                          FORWARD-LOOKING STATEMENTS

         Some of the information presented in this prospectus constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements that include terms such as "may," "will," "intend," "anticipate," "estimate," "expect," "continue," "believe," "plan," or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations. Additional information about issues that could lead to material changes in performance is contained in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference in this prospectus.


                                 RISK FACTORS

We have a history of losses, deficits, working capital deficits and negative operating cash flows.

         At March 31, 2003, we had an accumulated deficit of approximately $111,906,000. At December 31, 2002, we had a working capital deficit of $2,554,728 and an accumulated deficit of approximately $109,719,000. At December 31, 2002, after giving effect to the termination of a put option previously granted to some of our stockholders, we had a stockholders' equity of approximately $1,735,000. We incurred net losses of approximately $39,987,000, $15,177,000 and $12,290,000 in 2002, 2001 and 2000, respectively, and of approximately $23,850,000, net of accretion of redeemable common stock, at December 31, 2002. We have experienced negative operating cash flow of approximately $3,994,000, $6,738,000 and $5,151,000 in 2002, 2001 and 2000,
respectively. Further, the report from our former independent accountants for the years ended December 31, 2001 and 2000 contained an explanatory paragraph regarding our ability to continue as a going concern. We and our predecessors have not achieved significant K-Fuel(R) licensing, royalty or product sale revenue.

         We expect to incur significant additional operating losses and continued negative cash flows from operations for the foreseeable future. We have made, and will continue to make, very significant expenditures well before our revenues increase sufficiently to cover these additional costs. We are not able to estimate when, if ever, our revenue will increase sufficiently to cover these costs. Further, we may not achieve or maintain profitability or generate cash from operations in future periods.

         As a result, we have been and continue to be very dependent on strategic relationships, sales of our debt and equity securities and short-term loans from our directors and third parties to fund the operating costs associated with our business. Our continuation is dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to comply with the terms of our financing agreements, to obtain financing or refinancing as may be required, to attain profitability, or a combination thereof. A lack of adequate financing may adversely affect our ability to make necessary interest and principal payments on our indebtedness, respond to changing business and economic conditions and competitive pressures, absorb negative operating results, and fund capital expenditures or increased working capital requirements.

We have contractual limitations on our ability to secure additional funding.

         Our ability to secure additional financing is limited by the terms of a common stock and warrant purchase agreement for the sale of 6.76 million shares of common stock in 2002. Under the terms of this agreement and a related investors rights agreement we are prohibited from selling and issuing any of our preferred stock until the investors no longer hold any shares of common stock or warrants, or obtain a waiver to sell and issue preferred stock from at least two-thirds of the investors. The terms of this agreement have subsequent dilutive offering protections that are triggered if we sell common stock at a price below $2.50 per share. The investors under this common stock and warrant purchase agreement also have the first right of purchase related to potential sales of our common stock until August 21, 2004.

Technical and operational problems may adversely impact our ability to develop K-Fuel(R) projects or facilities.

         There have been past significant technical and operational problems with the construction of the K-Fuel(R) facility. The construction of the first commercial-scale K-Fuel(R) production facility (the "KFP Facility") began in 1995, which was completed and began operations in April 1998. The facility experienced a series of construction problems during and after it began operations, including a 1996 fire at the facility and issues relating to the flow of materials within the facility and the design and operation of pressure release equipment. Following the commencement of operations, the KFP Facility experienced problems relating to tar and residue build-up within the system during production and product quality issues related to product dusting. As a result of these problems, operations at the KFP Facility were suspended. In 2000, we tested an improved K-Fuel(R) production process using Powder River Basin ("PRB") coals, which resulted in an improved K-Fuel(R) product which is low in sulfur dioxide, nitrogen oxide, mercury and chlorine. Analysis of this improved K-Fuel(R) product indicated that this improved K-Fuel(R) production process can be more reliable than the process used by the KFP Facility. Additionally, the improved K-Fuel(R) production facilities would require less capital and have lower operating costs than previous K-Fuel(R) plant designs. However, there can be no assurance that any future K-Fuel(R) production facilities will not experience technical or operational problems similar to or in addition to those experienced at the KFP Facility. To the extent that other technical or operational problems materialize, our ability to develop other K-Fuel(R) projects or facilities would be jeopardized.

The K-Fuel(R) Technology has not yet shown economic viability.

         We have only recently finished the development of the K-Fuel(R) Technology, and we will need to raise additional capital to build the first commercial K-Fuel(R) production facility. Our future success depends upon our ability to successfully construct and operate commercial K-Fuel(R) production facilities.

         The process of developing, financing and constructing K-Fuel(R) production facilities, including obtaining necessary regulatory permits and approvals, is complex, lengthy and costly and subject to numerous risks, uncertainties and factors beyond our control, including cost overruns, delays, damage and technical delays. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing the project, and can, potentially, render a project unfeasible or uneconomical. Future projects for the development of K-Fuel(R) production facilities may incur substantial costs or delays or may be unsuccessful as a result of such opposition.

         Only a small percentage of the projects that are considered and pursued may ultimately result in operating projects that are sufficiently successful to provide us with license fee income, royalty fee income and equity participation income. As a result, we may not be able to recover any expenses that we incur in the evaluation and development of certain projects.

The market for the K-Fuel(R) Technology is unclear.

         Although we believe that a substantial market will develop both domestically and internationally for clean coal fuel products, no established market for beneficiated fuel products exists. As a result, the availability of accurate and reliable pricing information and transportation alternatives is not fully known. The future success of our K-Fuel(R) Technology will depend on our ability to establish a market for clean coal fuel products among potential customers such as electrical utility companies and industrial coal users. Further, potential users of our fuel products may be able to choose among alternative fuel supplies. The market viability for the K-Fuel(R) Technology will not be known until we complete construction of one or more commercial-scale production facilities, either in the United States or internationally, that produce, on a consistent basis, commercial quantities of fuel that meet certain minimum performance specifications. There is a risk that commercial-scale production facilities when completed will be unable to generate sufficient market interest to continue in business. Further, there can be no assurance that a commercial-scale K-Fuel(R) facility will be economically successful. If we are unable to complete construction and successfully operate a commercial K-Fuel(R) production facility, we will not be able to sustain our operations or achieve future growth.

There are risks related to sale of Pegasus or transfer of assets.

         On March 14, 2003 we and Kennecott Energy Company (together with its affiliates, "Kennecott") signed a non-binding letter of intent with respect to a potential transaction pursuant to which Kennecott will transfer to us all of Kennecott's membership interest in K-Fuel, LLC and the full ownership of certain related technology developed by Kennecott, in consideration for which we will transfer to Kennecott preferred and common stock in Pegasus, having the equivalent of $8 million in value, at a value per share to be agreed by us and Kennecott, provided that such equivalent value shall result in the acquisition by Kennecott of a majority interest in and control of Pegasus.

         In the absence of unanticipated delay, such a transaction could be completed in the third quarter of 2003. If such transaction were to consummate, our business will change significantly, and we will be dependent to a large extent on the K-Fuel(R) Technology, which has not yet proved to be commercially viable. As a result of the reduction of our interest in Pegasus, our revenues may significantly decline. These changes may have a material adverse effect on us.

The market for NeuSIGHT(R) and related software is new and uncertain and will depend upon successful sales and marketing strategies and product improvement strategies.

         Pegasus, which sells our NeuSIGHT(R) products, had revenues of approximately $5.2 million in 2002 and $3.0 million in 2001. These revenues are for the sale of licenses for NeuSIGHT(R) and Power Perfecter(TM), installation services, maintenance and other revenue. The market for Pegasus products is new and uncertain. Combustion and other optimization software such as NeuSIGHT(R), Power Perfecter(TM), and other similar products have only been used by the electric power business for a few years. We believe that market pressures caused by the developing deregulation of the electric power industry and the Clean Air Act will accelerate demand for, and market acceptance of, combustion optimization products.

         We believe that increased market acceptance of Pegasus software is dependent, in part, on our ability to simplify and streamline its installation process. Product improvements directed at this objective have been made and new versions of NeuSIGHT(R) were released to the market in late 1999, late 2000 and in early 2002. There can be no assurance that our efforts to further improve Pegasus software products to more fully meet our objectives will be successful. If the market for Pegasus' NeuSIGHT(R) software products fails to develop or if we are unable to successfully market or improve our products, our results of operation and financial condition will be materially adversely affected.

Pegasus' operating results depend on a limited number of customers, and the loss of customers or Pegasus' inability to attract new customers would seriously harm our operating results.

         Pegasus has in the past derived, and may in the future derive, a significant portion of its net revenues from a limited number of customers. During the year ended December 31, 2002, Pegasus' top two customers were Cinergy Corporation and TXU Generation Company LP, accounting for approximately 32% and 26% of Pegasus' revenues, respectively, or approximately 58% in the aggregate. We expect that these two customers will continue to account for a substantial portion of Pegasus' revenue for the duration of their contracts, which are expected to continue through July 2004. Pegasus will need to establish business relationships with new customers to replace existing customers as contracts with existing customers are completed, expired, terminated or otherwise discharged. We cannot guarantee that Pegasus will be able to increase its customer base. If Pegasus were to lose Cinergy Corporation or TXU Generation Company LP as customers, if either of these customers were to significantly reduce their volume of business with Pegasus, or if Pegasus is unable to increase its customer base, our business, results of operations and financial condition would be materially adversely affected.

Deregulation in the United States power industry may result in increased competition for our products.

         We expect that deregulation in the United States power industry will result in utilities and other power generators placing a high emphasis on reducing costs in their operations. This situation may, in turn, result in increased competition from other producers of beneficiated coal products, other clean fuel sources, other developers of combustion optimization software and other products, services and technologies designed to provide environmental and operating cost benefits similar to those which we believe are available from our K-Fuel(R) Technology and Pegasus' combustion optimization technology and related software.

Our markets are competitive.

         We face competition from other companies in the clean coal and alternative fuel technology industries as well as the emission control equipment industry. Many of these companies have financial and managerial resources much greater than ours and, therefore, may be able to offer products more competitively priced and more widely available than ours. Also, competitors' products may make our technology and products obsolete or non-competitive. Our future success may depend on our ability to adapt to such changing technologies and competition.

We are subject to risks of changing laws.

         A significant factor driving the creation of the United States market for K-Fuel(R), other beneficiated coal products, Pegasus combustion optimization and related software products is the Clean Air Act, as amended, which specifies various air emission requirements for electrical utility companies and industrial coal users. We believe that compliance with the air emission regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies, like K-Fuel(R), and combustion optimization software, like NeuSIGHT(R) and Power Perfecter(TM). We are unable to predict future regulatory changes and their impact on the demand for our products. While more stringent laws and regulations, including, without limitation, new mercury emission standards that are expected to be proposed by December 15, 2003, may increase demand for our products, such laws and regulations could also result in reduced use of coal if utilities switch to other sources of fuel. Similarly, amendments to the Clean Air Act that would have the effect of relaxing emissions limitations, or a repeal of the Clean Air Act would have a material adverse effect on our prospects.

Our inability to adequately protect and defend our proprietary technology could harm our business.

         Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights to establish and protect our proprietary rights. We currently have a series of patents on our K-Fuel(R) technology; however, competitors may successfully challenge the validity or scope of one or more of our patents or any future allowed patents. These patents alone, our trade secret rights with respect to NeuSIGHT(R) and indemnification by the licensors of various Pegasus software products may not provide us with any significant competitive advantage.

         Third parties could copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. We cannot easily police unauthorized use of our technologies. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our solutions or design around any patents or other intellectual property rights we hold.

         As is common in the software industry, we may, from time to time receive notices from third parties claiming infringement by our software products of third party patent and other property rights.

         Any actions taken by us to enforce our patents or other property rights could result in significant expense to us as well as the diversion of management time and other resources. In addition, detecting infringement and misappropriation of patents or intellectual property can be difficult, and there can be no assurance that we would detect any infringement or misappropriation of our proprietary rights. Even if we are able to detect infringement or misappropriation of our proprietary rights, litigation to enforce our rights could cause us to divert significant financial and other resources from our business operations, and may not ultimately be successful. If we are required to divert significant resources or time to the enforcement of our proprietary rights, even if the enforcement is successful, our business, results of operation and financial condition could be materially adversely affected.

We rely on key personnel and must be able to retain or attract qualified personnel.

         We believe that our performance is substantially dependent on the performance of a small group of senior managers and key technical personnel. The inability to retain key managerial and technical personnel or attract and retain additional highly qualified managerial or technical personnel in the future could harm our business or financial condition.

Local opposition to K-Fuel(R) projects could substantially delay or prevent development of new K-Fuel facilities.

         Development, construction and operation of K-Fuel(R) production facilities require numerous environmental and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can, potentially, render a project unfeasible or uneconomical. We may incur substantial costs or delays or may be unsuccessful in developing K-Fuel(R) production facilities as a result of such opposition.

A significant portion of the potential of the K-Fuel and Pegasus businesses is subject to international risks.

         Although our current operations are primarily in the United States, we believe a significant portion of the growth opportunity for both our Pegasus and K-Fuel businesses lies outside the United States. Doing business in foreign countries exposes us to many risks that are not present in the United States and with which we lack significant experience, including political, military, privatization, technology piracy, currency exchange and repatriation risks, and higher credit risks associated with customers. In addition, it may be more difficult for us to enforce legal obligations in foreign countries and we may be at a disadvantage in any legal proceeding within the local jurisdiction. Local laws may also limit our ability to hold a majority interest in the projects that we develop.

Our ability to take advantage of net operating losses if we achieve profitability could be limited.

         Under Section 382 of the Internal Revenue Code ("IRC"), the use of prior net operating losses is limited after an "ownership change," as defined in Section 382. The limitation, if applicable, is equal to the value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by a long-term interest rate specified by the IRC. The quoted market value of a stock is a factor to consider, but not necessarily a conclusive factor, in determining the fair value of a corporation's stock. Additional issuances of equity interests by us, or on the exercise of outstanding warrants or options to purchase our common stock, may result in an ownership change that is large enough to trigger the Section 382 limitations. In the event we achieve profitable operations and taxable income, any significant limitation on the use of our net operating losses to offset taxable income would have the effect of increasing our tax liability and reducing net income and available cash resources.

We are required to pay third parties a significant portion of licensing and royalty revenues with respect to K-Fuel(R) technology.

         We anticipate that a significant portion of our future revenues with respect to K-Fuel(R) will be in the form of licensing and royalty payments from third party licensees operating commercial-scale production facilities of K-Fuel(R). Pursuant to various agreements we have executed, we are required to pay third parties a substantial portion of licensing and royalty revenues that we receive. The Estate of Edward Koppelman is entitled to 25 percent of all license fees and royalties, with a maximum of approximately $75.2 million; Fort Union Ltd. is entitled to 20 percent of royalties from K-Fuel(R) production in the United States, Canada and Mexico, not to exceed $1.5 million; and Ohio Valley Electric is entitled to 0.5 percent of royalties derived from the sale of K-Fuel(R). As of December 31, 2002, the Estate of Edward Koppelman has received $275,000 in licensing fees and royalties. Amounts due under these agreements will decrease our revenues from the commercialization of the K-Fuel(R) Technology.

We must maintain compliance with the American Stock Exchange ("Amex") continued listing standards.

         Our common stock is listed on the Amex and to maintain our listing we must meet certain continued listing standards. Specifically, pursuant to
Section 1003(a)(iii) of the Amex Company Guide, the Amex will consider delisting a company that has stockholders' equity of less than $6 million if such company has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. In the past we have failed to comply with Amex's listing standards. On April 10, 2003 we received notification from the Amex that we are currently in compliance with Amex's listing standards. Going forward, we will continue to be subject to the Amex's listing standards. There can be no assurance that our common stock will remain listed on the Amex. If our common stock were delisted from the Amex for any reason, it would reduce our liquidity and could seriously reduce the value of our common stock, reduce our ability to raise additional financing, limit our use of equity instruments to satisfy outstanding obligations and limit our ability to attract qualified employees. If our common stock is delisted, it may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Exchange Act of 1934 and would be subject to additional disclosure requirements for penny stocks mandated by the Securities Enforcement Remedies and Penny Stock Reform Act of 1990.

We do not pay cash dividends.

         We have never paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.


                                   KFX INC.

         We are a "clean energy" technology company with two principal business lines. We developed a patented process, which we refer to as K-Fuel(R) Technology, that transforms low grade, high moisture content coal into high grade, low moisture content coal. We also provide an advanced software package for utility boiler optimization through our majority-owned subsidiary Pegasus Technologies, Inc. ("Pegasus"). Our technology and service solutions are marketed to the electric power generation industry to facilitate the industry's compliance with air emission standards, as well as its transformation to intensive competition as the domestic power industry undergoes deregulation and restructuring.

         Our patented K-Fuel(R) Technology is a process which uses heat and pressure to physically and chemically transform low grade (or low BTU), high moisture content coal into a high grade (or high BTU), low-moisture content solid clean fuel. We plan to own and operate K-Fuel(R) production facilities, as well as license K-Fuel(R) Technology domestically and internationally to third parties. We recently announced the completion of a series of private equity financings, and a portion of the proceeds of these financings will be used to construct a commercial K-Fuel(R) production facility. In January 2003, we completed a feasibility study for the construction and operation of a commercial K-Fuel(R) plant. This study was prepared under the guidelines of the K-Fuel LLC Agreement. The feasibility study evaluated the construction cost and economic returns of a potential K-Fuel(R) plant at three locations in Wyoming. Kennecott has informed us that they will not participate in constructing and operating a commercial K-Fuel(R) plant under the guidelines in the feasibility study. We are currently working on the design and engineering phases of a potential K-Fuel(R) plant to be constructed in Wyoming.

         We also offer, through our Pegasus subsidiary, NeuSIGHT(R), a leading combustion optimization software product for coal-fired electric utility boilers, which, in addition to improving boiler efficiency, helps reduce nitrogen oxide emissions. NeuSIGHT(R) is a " neural network-based" (i.e., artificial intelligence) software, and was developed by Pegasus. Pegasus continues to enhance NeuSIGHT(R) and develop related products and market NeuSIGHT(R) licenses and related implementation services. Pegasus also markets and installs Power Perfecter(TM), a complementary neural network-based combustion optimization software product licensed exclusively to us by the Power Optimization Division of Pavilion Technologies, Inc.

         As described in our Current Report on Form 8-K filed on March 28, 2003, we signed a non-binding letter of intent with Kennecott, providing that Kennecott will transfer to us all of its membership interest in K-Fuel, LLC and the full ownership of certain related technology developed by Kennecott. The contemplated transaction is subject to due diligence, definitive documentation, to board approval by Kennecott and its parent company, and by us, and to other conditions.


                                USE OF PROCEEDS

           We will not receive any proceeds from the sale of the shares by the selling stockholders.


                             SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale from time to time of up to 1,986,679 shares of common stock by the selling stockholders in the manner and under the circumstances described under "Plan of Distribution." The shares include up to 1,921,553 shares of common stock issuable upon the exercise of warrants and 65,126 shares of common stock. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amount the selling stockholders may offer the common stock for sale.

         The following table sets forth:

         o     the names of the selling stockholders;

         o any relationship they may have had with us during the last three years;

         o the number of shares of common stock beneficially owned by each of the selling stockholders;

         o the number of shares of common stock being offered by the selling stockholders in this prospectus; and

         o the number of shares of common stock held by the selling stockholders and (if 1% or more) the percentage of the class of common stock owned by each of the selling stockholders after the completion of the offering described in this prospectus.

         This table is based on information furnished to us by or on behalf of the selling stockholders and for purposes of presenting beneficial ownership data in the table, we have assumed that the selling stockholders sell all of the shares offered under this prospectus and that no selling stockholder acquires additional shares after the date on the cover page of this prospectus. As of July 1, 2003, there were 47,154,346 shares of our common stock outstanding.


                                                                                    COMMON STOCK TO BE
                                          COMMON STOCK             COMMON STOCK      BENEFICIALLY OWNED     PERCENTAGE OF
                                       BENEFICIALLY OWNED AS     OFFERED IN THIS        AFTER THIS           ALL COMMON
                        NAME            OF JULY 1, 2003(1)         PROSPECTUS          OFFERING(2)            STOCK(3)
                        ----           ----------------------    ---------------    -------------------     -------------

Evergreen Resources, Inc. (4)             1,000,000                 1,000,000                    0            --
Theodore Venners(5)                       3,811,604                    66,667            3,744,937            7.9%
Mark S. Sexton(6)                           414,166                    66,666              347,500            --
Stanley G. Tate(7)                        1,082,247                    66,667            1,015,580            2.2%
Dr. James Schlesinger(8)                    659,057                   383,333              275,724            --
Lori Venners(9)                              66,667                    66,667                    0            --
U.S. Global, LLC                            181,553                   181,553                    0            --
C.C.R.I. Corporation(10)                     90,000                    90,000                    0            --
Philip G. Hirsch(11)                         48,000                    48,000                    0            --
Jack Pester (12)                            376,126                    17,126              359,000            --

TOTAL                                     7,729,420                 1,986,679            5,742,741            --

________________
1.         Includes shares issuable upon exercise of warrants and options issued to some of the selling shareholders as of July 1, 2003.

2. For each selling stockholder, this number represents the number of shares of common stock to be owned by such selling stockholder after completion of the offering and assumes that the selling stockholders will sell all shares of common stock offered by them under this prospectus and further assumes that all warrants and options have been exercised.

3. For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of July 1, 2003 (47,154,346 shares) and assuming (i) all warrants held by such selling stockholder have been exercised, as applicable, and (ii) none of the warrants held by other persons have been exercised, as applicable.

4.         Evergreen Resources, Inc. Chairman, Chief Executive Officer and
           President is a director of KFx Inc.

5. Includes 600,000 shares of which Mr. Venners has the right to acquire within 60 days of July 1, 2003 pursuant to the exercise of options and 66,667 shares pursuant to the exercise of a warrant.
           Mr. Venners is the Chairman, Chief Executive Officer and President of KFx Inc.

6. Includes 314,166 shares of which Mr. Sexton has the right to acquire within 60 days of July 1, 2003. Mr. Sexton is Chairman,
           Chief Executive Officer and President of Evergreen Resources, Inc.
           Mr. Sexton disclaims beneficial ownership of the warrant held by Evergreen Resources, Inc. Mr. Sexton is a director of KFx Inc.

7. Includes 336,667 shares of which Mr. Tate has the right to acquire within 60 days of July 1, 2003 pursuant to the exercise of options and 14,500 shares owned by the Stanley Tate Revocable Trust for which Mr. Tate serves as trustee. Mr. Tate is a director of KFx
           Inc.

8. Includes 85,000 shares of which Dr. Schlesinger has the right to acquire within 60 days of July 1, 2003 pursuant to the exercise of options and 303,333 shares pursuant to the exercise of a warrant.
           Dr. Schlesinger is a director of KFx Inc.

9. Lori Venners is the wife of our Chairman, Chief Executive Officer and President, Theodore Venners.

10. Includes 90,000 shares which C.C.R.I. Corporation has the right to acquire within 60 days of July 1, 2003 pursuant to the exercise of warrants. C.C.R.I. Corporation was a financial consultant to KFx
           Inc. during 2001.

11. Since December 15, 2002 Philip G. Hirsch and the Company have been parties to a consulting contract in which Mr. Hirsch provides financial, strategic and merger and acquisitions related services and advice.

12. Includes 335,000 shares of which Mr. Pester has the right to acquire within 60 days of July 1, 2003 pursuant to the exercise of options, 17,126 shares owned by Mr. Pester and 24,000 shares owned jointly by Mr. Pester and his wife. Mr. Pester is a director of KFx, Inc.


                             PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The "selling stockholders" as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange or any other organized market or quotation system where the shares may be traded, in the over-the-counter market, in transactions otherwise than on the American Stock Exchange or any other organized market or quotation system where the shares may be traded or the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. The shares may also be transferred pursuant to a gift or pledge. Such transactions may or may not involve brokers or dealers. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders may enter into hedging transactions. For example, the selling stockholders may, among other things:

         o enter into transactions involving short sales of the shares by broker-dealers;

         o sell the shares themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

         o enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction);

         o loan or pledge the shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares; or

         o     any combination of the foregoing.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon and in compliance with Rule 144 under the Securities Act.

         Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         o the name of such selling stockholder and of the participating broker-dealer(s);

         o     the number of shares involved;

         o     the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         o     other facts material to the transaction.


                                 LEGAL MATTERS

         The validity of the common stock to be offered by this prospectus is being passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP.


                                    EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets"), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of KFx Inc. for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. The following documents filed by us with the SEC are incorporated by reference into this prospectus:

         o our annual report on Form 10-K for the year ended December 31, 2002;

         o     our quarterly report on Form 10-Q for the quarter ended March
               31, 2003;

         o our Proxy Statement on Schedule 14A for the 2003 annual meeting of stockholders;

         o our current reports on Form 8-K filed on June 6, 2003, May 8, 2003, April 17, 2003, March 28, 2003, March 11, 2003 and
               February 6, 2003; and

         o the description of our common stock contained in the Registration Statement on Form 10-SB filed with the SEC on July 11, 1994.


         All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part of the prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Exchange Act. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.

         The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements, and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

         We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Corporate Secretary, KFx Inc., 3300 East First Avenue, Suite 290, Denver, Colorado 80206, telephone number (303) 293-2992.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

               Legal fees and expenses                        $10,000
               Accounting fees and expenses                   $10,000
               SEC registration fee                           $     5
               Miscellaneous expenses                         $     0
                                                              -------
                    Total                                     $20,005


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

         Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

         Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

         We have implemented indemnification provisions in our certificate of incorporation, providing that officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of us.

         The above discussion of our certificate of incorporation and Sections 102, 145 and 174 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation and statutes.

         Under Section 145(g) of the DGCL, we maintain insurance on behalf of the directors and officers serving at our request.

ITEM 16.   EXHIBITS

         The following is a list of all exhibits filed as part of this Registration Statement, including those incorporated by reference.

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------

4.1 (1)               Sample Common Stock Certificate
5.1                   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
23.1                  Consent of Deloitte & Touche LLP
23.2                  Consent of PricewaterhouseCoopers LLP
23.3                  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                      (included in Exhibit 5.1).
24.1                  Powers of Attorney (included in the signature page of
                      this Registration Statement).

----------------------
(1) Document previously filed with the U.S. Securities and Exchange Commission with the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1995 and incorporated herein by reference.


ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
      Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 3rd day of July 2003.

                                              KFX INC.


                                              By: /s/Theodore Venners
                                                  --------------------------
                                              Name:   Theodore Venners
                                              Title:  Chairman of the Board of
                                                      Directors, President and
                                                      Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                                Title                                    Date

                                       Chairman of the Board, President
By: /s/Theodore Venners                and Chief Executive Officer                     July 3, 2003
    --------------------------         (Principal Executive Officer)
Name: Theodore Venners


                                       Vice President-Finance and Acting
By: /s/Jerry A. Mitchell               Chief Financial Officer (Principal              July 3, 2003
    --------------------------         Financial and Accounting Officer)
Name: Jerry A. Mitchell


By:   *                                Director                                        July 3, 2003
     ------------------------
Name: Stanford M. Adelstein


By:   *                                Director                                        July 3, 2003
      -----------------------
Name: Vincent N. Cook


By:   *                                Director                                        July 3, 2003
      -----------------------
Name: Richard S. Spencer, III


By:   *                                Director                                        July 3, 2003
      -----------------------
Name: Jack C. Pester


By:   *                                Director                                        July 3, 2003
      -----------------------
Name: Mark S. Sexton


By:   *                                Director                                        July 3, 2003
      ------------------------
Name: Stanley G. Tate


By:   *                                Director                                        July 3, 2003
      ------------------------
Name: Dr. James R. Schlesinger


By:   *                                Director                                        July 3, 2003
     -------------------------
Name: James S. Pignatelli


*By: /s/Theodore Venners
     -------------------------
Name: Theodore Venners
      (Attorney-in-fact)


Index to Exhibits

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

4.1 (1)             Sample Common Stock Certificate
5.1                 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
23.1                Consent of Deloitte & Touche LLP
23.2                Consent of PricewaterhouseCoopers LLP
23.3                Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                    (included in Exhibit 5.1).
24.1                Powers of Attorney (included in the signature page of
                    this Registration Statement).

--------------------------------
(1) Document previously filed with the U.S. Securities and Exchange Commission with the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1995 and incorporated herein by reference.